Exhibit 4.68

EMPLOYMENT AGREEMENT

This Agreement is made as of February 22, 2011 by and between Deborah Nicodemus (the “Executive”) and Birks & Mayors Inc., a corporation incorporated under the laws of Canada (the “Company”).

WHEREAS, the Executive declares not being prevented from working as such in Canada and the United States;

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements, the parties agree as follows:

1. Position, Responsibilities and Term of Agreement

1.1 Employment and Duties. Subject to the terms and conditions of this Agreement, the Company employs the Executive to serve on the Senior Management Team as the Executive Vice President, Chief Merchandising and Marketing Officer reporting to the President and Chief Executive Officer and the Executive accepts such employment and agrees to perform in a diligent, careful and proper manner such reasonable responsibilities and duties commensurate with such position as may be assigned to the Executive. The title and responsibilities and duties may be changed from time to time so long as the Executive continues to be a member of the Senior Management team and are consistent with her skills and experience. The Executive agrees to devote substantially all business time and efforts to and give undivided loyalty to the Company.

1.2 Place of work: The Executive shall be based in Montreal, Quebec, Canada, provide her services to the Company primarily in Canada and with the need to travel extensively to the United States as needed and/or directed by the President and Chief Executive Officer and any other traveling needs required by the position.

1.3 Effective Date: Subject to the provisions of this Agreement, the Executive’s employment will begin on May 2, 2011 and this Agreement shall be effective as of May 2, 2011 (the “Effective Date”) and shall continue unless otherwise terminated as provided for in this Agreement (the “Term”).

2. Compensation

2.1 Base Salary. As of the Effective Date and during the Term of this Agreement, the Company shall pay the Executive an annual gross base salary of $500,000 (“Base Salary”) less all applicable deductions, taxes, and withholdings, payable in the manner dictated by the Company’s standard payroll policies. In the event that during the Term of this Agreement additional responsibilities related to retail and/or manufacturing operations are added to the Executive’s merchandising and marketing responsibilities, the Base salary will remain unchanged.

2.2 Incentive Compensation.

“Fiscal Year” in this Agreement shall mean such period of approximately 12 months defined as such from time to time by the Company’s Board of Directors. In the event of any change in the definition “Fiscal Year” it should not adversely affect any bonus payment or other compensation based or calculated on the Fiscal Year. The Executive shall be considered for annual base salary increases as consistent with other members of the Senior Management team determined at the Company’s discretion based upon the Executive’s performance and the Company’s performance.

a) Annual Cash Bonus. For each Fiscal Year of the Company through which the Executive remains an active employee of the Company, the Executive will have the opportunity to earn a bonus, when available, based on achievement of a targeted level of performance, as reflected in an annual bonus letter, if applicable, and based on performance criteria set by the Company. The target bonus would be 50 % of the Base Salary. The Executive will need to be an active employee continuously from the Effective Date through the date of the payment of the bonus in order to receive the payment. On an ongoing basis, the minimum bonus pay out, if any, for any Fiscal Year is $0 and the maximum bonus pay out for any Fiscal Year is the maximum allowed under the then current Management Bonus Plan. Notwithstanding the foregoing, for the Fiscal Year ending March 31, 2012, the Executive will receive a minimum guaranteed bonus of $100,000 to be paid no later than June 30, 2012, subject to the Executive remaining an active employee of the Company.

2.3 Participation in Benefit Plans and Associate Discount Policy. If acceptable by the Company’s group insurers, the Company will provide the Executive with the group insurance coverages, currently including life, dental, medical insurance benefits and short-term and long-term disability benefits, the cost of which shall be borne by the Company according to the prevailing policies applicable to other Senior Management members. The effective date of the coverage is the first day of employment. In addition, the Executive will be entitled to participate in the Company’s Discount Policy. The Company may, at its discretion, modify said policies from time to time. Nothing paid to the Executive under any plan, policies or arrangement presently in effect or made available in the future shall be deemed to be in lieu of other compensation to the Executive hereunder as described in this Section 2.

2.4 Vacation Days. The Executive shall be entitled to twenty (20) days of vacation for each calendar year consistent with the Company’s vacation policy for Senior Management officers. The vacation days are earned for a given calendar year during that same calendar year; as a result, for any portion of a calendar year worked, the vacation shall be prorated on the basis of the number of days worked during the calendar year. Unused vacation days may not be carried over from year to year, unless otherwise approved by the President and Chief Executive Officer.

2.5 Expenses. During the term of employment hereunder, the Executive shall be entitled, without duplication, to receive reimbursement for all reasonable and approved business expenses incurred by the Executive in accordance with the policies and procedures established by the Company. In addition but without duplication, the Executive shall receive the following gross all-inclusive allowance:

a) Car Allowance: The Executive shall be entitled to a car allowance all-inclusive lump sum amount equal to $1,000 per month in accordance with the car allowance policy applicable to other members of Senior Management as may be amended from time to time. The Company will also pay for parking on a monthly basis. Any other automobile costs or expenses including, without limitation, maintenance, insurance, repairs, lease or financing costs, and mileage, are the sole responsibility of the Executive.

b) Relocation Allowance: The Executive will be provided with the following relocation allowances in relation to her relocation to Montreal : (i) reasonable and pre-approved expenses for temporary housing for the first three (3) months of her employment in accordance with the Company’s travel policy; (ii) a maximum of $10,000 following receipt of invoices and proof of payment for the purchase of miscellaneous home-related items such as curtains and rugs; and (iii) the Company will select a moving company, based upon submitted proposals, for handling the relocation of all household goods and the Company will pay the moving company directly, up to a maximum of $15,000, following receipt of invoices.

2.6 Annual Retirement Benefit: The Company will pay the Executive an annual retirement benefit of $25,000 payable on a quarterly basis.

2.7 Stock Option: The Executive will be granted an option to purchase up to 25,000 Class A voting shares of the Company with a three (3) year vesting period upon terms and conditions to be determined by the Company’s Compensation Committee and Board.

It is understood that to the extent these provisions in this Section 2 generate a taxable benefit for income tax purposes, these taxes will be the sole responsibility of the Executive and the Company reserves the right to withhold the taxes as applicable.

3. Termination

3.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

a) “Cause” shall mean: (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties for the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness, or any such actual or anticipated failure after the Executive announces her intention to resign for Good Reason), (ii) the willful engaging by the Executive in misconduct which is financially injurious to the Company, or (iii) the Executive’s conviction or a pleading of guilty or nolo contendre with respect to the commission of a felony or a crime involving bad faith or dishonesty; (iv) the Executive’s insubordination or any act or omission of the Executive, which pursuant to applicable law, constitutes a serious reason for termination of employment without notice, payment in lieu of notice or any indemnity whatsoever; (v) any breach by the Executive of any material term of this Agreement or any other written agreement between the Executive and the Company; or (vi) the Executive’s material violation of any of the Company’s policies. No act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the action or omission was in the best interest of the Company.

b) “Disability” shall mean the Executive’s inability to perform the Executive’s duties by reason of mental or physical disability for at least ninety (90) days in any three-hundred sixty-five (365) day period. In the event of a dispute as to whether the Executive is disabled within the meaning hereof, either party may from time to time request a medical examination of the Executive by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the Executive has become disabled and the date when such disability arose. The cost of any such medical examination shall be borne by the Company.

c) “Good Reason” shall mean (i) the Executive ceases to be a member of the Senior Management of the Company, or (ii) the Company materially breaches any material provision of this Agreement. In the event of a resignation for Good Reason, Executive must provide the Company with a written “Notice of Resignation for Good Reason.” The “Notice of Resignation for Good Reason” shall include the specific section of this Agreement which was relied upon and the reason that the Company’s act or failure to act has given rise to the Executive’s resignation for Good Reason.

3.2 Termination of Agreement.

a) Executive may terminate this Agreement by giving the Company written notice of such termination in accordance with Section 6.2 at least 90 days prior to the termination date, unless a shorter period is agreed upon between the parties;

b) In the event at any time of (i) the termination of the employment of the Executive without Cause (for any reason other than by Death or Disability) or (ii) the resignation of the Executive from the Company within thirty (30) days of an event constituting Good Reason, the Company shall pay or provide to the Executive only the following:

(i) Any earned and accrued but unpaid installment of base salary through the date of the Executive’s resignation or termination at the rate in effect immediately prior to such resignation or termination (or the rate in effect immediately prior to the occurrence of an event that constitutes Good Reason, whichever is greater) and all other unpaid amounts to which the Executive is entitled as of such date under any compensation plan or program of the Company (including payment for any vacation time earned and not taken during the year in which termination occurs and reimbursements not yet paid but due for business expenses previously incurred), such payments to be made in a lump sum within 15 days following the date of resignation or termination;

(ii) The amount the Executive would have been entitled to pursuant to Section 2.2(a), had Executive remained employed through the end of the Fiscal Year in which termination occurs, multiplied by a fraction, the numerator of which is the number of days from the beginning of such Fiscal Year to the date of termination, and the denominator of which is 365, such amount to be paid no later than the time annual bonuses are paid to other executives of the Company;

(iii) In lieu of any further salary payments to the Executive for periods subsequent to her date of resignation or termination, the Executive will receive six (6) months of salary continuation at the same rate of base salary in effect immediately prior to the Executive’s resignation or termination (or the base salary in effect immediately prior to the occurrence of an event that constitutes Good Reason, whichever is greater). The Company will make the salary continuation payments, less applicable taxes and other withholding, on the Company’s regular payroll dates. In the event the Company terminates the Executive without Cause, the Company may at its sole discretion, require the Executive to continue providing services for a three (3) month working notice period while said salary continuation payments are being made; and

(iv) The company shall maintain in full force and effect for the period described in Section 3.2(b)(iii), following the date of the Executive’s resignation or termination, health and dental programs (not life or disability programs) in which the Executive was entitled to participate either immediately prior to the Executive’s resignation or termination or immediately prior to the occurrence of an event that constitutes Good Reason, provided that the Executive’s continued participation is possible under the general terms and provisions of such plans and programs.

(v) As a condition to her entitlement to receive termination payments under subsections (ii)-(iv) of this Section, the Executive shall have executed and delivered to the Company a release substantially in the form attached hereto as Exhibit A.

For greater clarity, except as set forth above, no other payment whatsoever shall be due by the Company to the Executive.

3.3 Termination for Cause, Disability, Death or Resignation without Good Reason. In the event of the Executive’s termination of employment for Cause, Death or Disability or her resignation without Good Reason, only the amounts set forth in clause (i) of Section 3.2(b) shall be payable to the Executive, provided that in the event of Death and Disability, the amount set forth in clause (ii) of Section 3.2(b) shall be payable as well.

3.4 Withholding. The Company shall have the right to deduct from any amounts payable under this Agreement an amount necessary to satisfy its obligation, under applicable laws, to withhold income or other taxes of the Executive attributable to payments made hereunder.

4. Non-Competition/Confidentiality

4.1 The Executive agrees that during the Executive’s employment with the Company, and for a six-month period thereafter, the Executive will not, directly or indirectly, do or suffer any of the following:

a) Own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated (collectively, “Employed”) as a consultant, independent contractor or otherwise with, any other corporation, partnership, proprietorship, firm, association, or other business entity, or otherwise engage in any business, which is engaged in any manner in, or otherwise competes with, the business of the Company or any of its affiliates (as conducted on the date the Executive ceases to be employed by the Company in any capacity, including as a consultant) (a “Prohibited Business”) in Canada or any of the foreign countries, including without limitation in the states in the United States of America, in which the Company or any of its affiliates is doing business (a “Competing Business”) for so long as this Section 4.1(a) shall remain in effect, nor solicit any person or business that was at the time of the Executive’s termination of employment, or within one year prior thereto, a customer or supplier of the Company or any of its affiliates; provided, however, that, notwithstanding the foregoing, the Executive shall not be deemed to be Employed by a Competing Business if the Board or a committee of the Board determines that the Executive has established by clear and convincing evidence all of the following: (A) such entity (including its affiliates in aggregate) does not derive Material Revenues (as defined below) from the aggregate of all Prohibited Businesses, (B) such entity (including its affiliates in aggregate) is not a Competitor (as defined below) of the Company and its affiliates and (C) Executive has no direct responsibility for or otherwise with respect to any Prohibited Business; for purposes of this clause (a), “Material Revenues” shall mean that 5% or more of the revenues of the entity (including its affiliates in aggregate) are derived from the aggregate of all Prohibited Businesses; an entity shall be deemed a “Competitor” of the Company and its affiliates if the combined gross receipts of the entity (including its affiliates in aggregate) from any Prohibited Business is more than 25% of the gross receipts of the Company and its affiliates in such Prohibited Business; and an “affiliate” of an entity is any entity controlled by, controlling or under common control with the entity;

b) Employ, assist in employing, or otherwise engage in business with any present executive, officer, employee or agent of the Company or its affiliates;

c) Induce any person who is an executive, officer, employee or agent of the Company, or any member of the Company or its affiliates, to terminate their relationship with the Company or any of its affiliates; and

d) Disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner, in competition with, or contrary to the interests of, the Company, or any member of the Company or its affiliates, the customer lists, manufacturing and marketing methods, product research or engineering data, vendors, contractors, financial information, business plans and methods or other confidential business information or trade secrets of the Company, or any member of the Company or its affiliates, it being acknowledged by the Executive that all such information regarding the business of the Company or its affiliates compiled or obtained by, or furnished to, the Executive while the Executive shall have been employed by or associated with the Company is confidential information and the Company’s exclusive property (it being understood, however, that the information publicly disclosed by the Company shall not be subject to this Section 4.1(d), provided that such information may not be used in connection with any of the activities prohibited under clauses (a), (b) and (c) of this Section 4.1 for so long as such clauses remain in effect).

4.2 Upon the termination of the Executive’s employment with the Company, or at any time upon the request of the Company, the Executive (or the Executive’s heirs or personal representatives) shall deliver to the Company (a) all documents and materials (including, without limitation, computer files) containing confidential information relating to the business and affairs of the Company and its direct and indirect subsidiaries, and (b) all documents, materials and other property (including, without limitation, computer files) belonging to the Company or its affiliates, which in either case are in the possession or under the control of the Executive (or Executive’s heirs or personal representatives).

4.3 The Executive expressly agrees and understands that the remedy at law for any breach by the Executive of any of the provisions of this Section 4 will be inadequate and that damages flowing from such breach are not readily susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon adequate proof of the Executive’s violation of any legally enforceable provision of this Section 4, the Company shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach. Nothing in this Section 4 shall be deemed to limit the Company’s remedies at law or in equity for any breach by the Executive of any of the provisions of this Section 4, which may be pursued or availed of by the Company.

4.4 In the event the Executive shall violate any legally enforceable provision of this Section 4 as to which there is a specific time period during which he is prohibited form taking certain actions or from engaging in certain activities, as set forth in such provision, then, such violation shall toll the running of such time period from the date of such violation until such violation shall cease; provided, however, the Company shall seek appropriate remedies in a reasonably prompt manner after discovery of a violation by the Executive.

4.5 The Executive has carefully considered the nature and extent of the restrictions upon her and the rights and remedies conferred upon the Company under this Section 4, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the

Company, are designed to not stifle the inherent skill and experience of the Executive, would not operate as a bar to the Executive’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to the Executive.

4.6 If any court or arbitrators determine that any of the covenants contained in this Section 4 (the “Restrictive Covenants”), or any part thereof, is unenforceable because of the duration or geographical scope of such provision, the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.

4.7 The Company and the Executive intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts in the Province of Quebec. If the courts of any one or more or such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of breach of scope or otherwise, it is the intention of the Company and the Executive that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants as to breaches of such Restrictive Covenants in such other respective jurisdiction, such Restrictive Covenants as they relate to each jurisdiction being, of this purpose, severable, diverse and independent covenants, subject, where appropriate, to the doctrine of res judicata.

The term “affiliates” in this Section 4 when used in referencing affiliates of the Company includes, but is not limited to, Mayor’s Jewelers, Inc. and its subsidiaries.

5. Assignment. The rights and obligations of the parties under this Agreement shall not be assignable by either the Company or the Executive, provided that this Agreement is assignable by the Company to any affiliate of the Company, to any successor in interest to the business of any of the Company, or to a purchaser of all or substantially all of the assets of any of the Company including without limitation by way of merger or stock purchase.

6. Miscellaneous.

6.1 Governing Law. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the Province of Quebec and the laws of Canada applicable thereto.

6.2 Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or three days after being sent by certified mail, postage prepaid, with return receipt requested to, the parties at their respective addresses set forth below:

a)	To the Company:

Birks & Mayors Inc.

1240 Phillips Square

Montreal, Quebec

H3B 3H4

Attention: Senior Vice President, Human Resources

b)	To the Executive:

Ms. Deborah Nicodemus

11168 East Juan Tabo Road

Scottsdale, Arizona 85255

6.3 Severability. If any paragraph, subparagraph or provision hereof is found for any reason whatsoever to be invalid or inoperative, that paragraph, subparagraph or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. If any covenant herein is determined by a court to be overly broad thereby making the covenant unenforceable, the parties agree and it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of the offensive part of the covenant and that as so modified the covenant shall be as fully enforceable as if set forth herein by the parties themselves in the modified form. The covenants of the Executive in this Agreement shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants in this Agreement.

6.4 Entire Agreement, Amendment and Waiver. This Agreement constitutes the entire agreement and supersedes all prior agreements of the parties hereto relating to the subject matter hereof, and there are no oral terms or representations made by either party other than those herein. This Agreement may not be amended, supplemented or waived except by a writing signed by the party against which such amendment or waiver is to be enforced. The waiver by any party of a breach of any provision of this Agreement shall not operate to, or be construed as a waiver of, any other breach of that provision nor as a waiver of any breach of another provision.

6.5 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the courts of the Province of Quebec and, by execution and delivery of this Agreement, the Executive and the Company irrevocably consent to the jurisdiction of those courts. The Executive and the Company irrevocably waive any objection, including any objection based on the grounds of forum non-conveniens, which either may now or hereinafter have to the bringing of any action or proceeding in such jurisdiction in respect of any Agreement or any transaction related thereto.

6.6 Enforcement.

a) This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to the Executive hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive’s estate or beneficiary.

b) If either party is required to institute litigation or arbitration to enforce their rights under this Agreement, then the prevailing party, as determined by a court of competent jurisdiction, shall be entitled to recover reasonable attorney’s fees and costs.

6.7 Survival of Rights and Obligations. The provisions of sections 3.2, 3.3 and 4 (but subject to the time limitations in Section 4.1) shall survive the termination or expiration of this Agreement. Section 4.1(a) shall not survive the termination or expiration of this Agreement if the Company terminates the Executive without Cause, or if the Executive resigns with Good Reason. However, nothing in this subsection prohibits the Company from seeking relief under Section 4 of this Agreement, including circumstances where the Executive purports to resign with Good Reason.

6.8 Counterparts. This Agreement may be executed in two counterparts, each of which is an original but which shall together constitute one and the same instrument.

6.9 Written Resignation. In the event this Agreement is terminated for any reason (except by death), the Executive agrees that if at the time Executive is a director or officer of the Company or any of its direct or indirect subsidiaries, Executive will immediately deliver a written resignation as such director or officer, such resignation to become effective immediately.

6.10 Executive’s Representations. The Executive represents and warrants to the Company that (i) the Executive is able to perform fully the Executive’s duties and responsibilities contemplated by this Agreement and (ii) there are no restrictions, covenants, agreements or limitations of any kind on her right or ability to enter into and fully perform the terms of this Agreement.

6.11 Currency. For the avoidance of doubt, any references to monies or dollars set forth in this Agreement shall be in Canadian Dollars.

6.12 Language. The parties hereto acknowledge that they have requested and are satisfied that this Agreement and all related documents be drawn up in the English language. Les parties aux présentes reconnaissent avoir requis que la présente entente et les documents qui y sont relatifs soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement upon the date first above written.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Thomas A. Andruskevich
President and Chief Executive Officer

EXECUTIVE

/s/ Deborah Nicodemus
Deborah Nicodemus

EXHIBIT A

RELEASE

Birks & Mayors Inc. (the “Company”) and Deborah Nicodemus (the “Executive”) entered into an Employment Agreement (“Employment Agreement”) made as of February 22, 2011. To satisfy the requirement of Section 3.2(b) of the Employment Agreement, Executive hereby grants the Company the Release set forth below:

1. Release. The Executive, for herself, her heirs, and personal and legal representatives, except as provided in Section 2 hereof, does hereby irrevocably and unconditionally release, remise, and forever discharge the Company and any of its parent companies, subsidiaries or affiliates and each of their respective officers, directors, and employees (the “Releasees”), however denominated, past, present, and future, and their predecessors, successors, and assigns, of and from any and all manner of actions, causes, matters, suits, dues, bonds, judgments, debts, accounts, covenants, agreements, claims, controversies, guarantees, warranties, damages, liabilities, or demands of any nature whatsoever in law or equity, whether or not now known to her that she ever had, now has, or hereafter can, shall, or may have, for, upon, or by reason of any matter, action, omission to act, transaction, practice, conduct, cause, or thing of any kind whatsoever from the beginning of the world to the date she executes this Release. Such release, remise, and discharge of the Releasees includes, without limitation, any and all claims under any and all federal, provincial, state and local statutes or common law and extends without limitation to any and all acts, practices, or conduct by the Releasees, or the effects thereof, whether or not Executive now has knowledge thereof, or if any such effects exist or may in the future exist as a result of any act, omission, practice, or conduct that occurred prior to the date she executes this Release. Except as provided in Section 2, this Release shall specifically include, but not be limited to, the following:

(a) any and all claims and matters of any kind which arise or might arise, or which otherwise relate to the Executive’s employment with the Company or any of the Company’s parent companies, subsidiaries, affiliates, or the Executive’s termination of employment;

(b) any and all claims for wages and benefits (including without limitation salary, stock, stock options, commissions, bonuses, severance pay, health and welfare benefits, vacation pay, and any other fringe-type benefit);

(c) any and all claims for wrongful discharge, breach of contract (whether written or oral, express or implied), and implied covenants of good faith and fair dealing;

(d) any and all claims for alleged employment discrimination on the basis of age, race, color, religion, sex, national origin, veteran status, disability and/or handicap, in violation of any federal, provincial, state, or local statute, ordinance, judicial precedent, or executive order;

(e) any and all claims under any federal, provincial, state or local statute relating to employee benefits;

(f) any and all claims in tort, including but not limited to any claims for fraud, misrepresentation, defamation, interference with contract or prospective economic advantage, intentional infliction of emotional distress, and/or negligence;

(g) any and all claims for additional commissions, compensation, or damages of any kind; and

(h) any and all claims for attorneys’ fees and costs.

2. Review. The Executive acknowledges that he has had the opportunity to review the Employment Agreement and this Release and to consider their terms with her attorneys and advisors and that she understands their meaning and effect. The Executive hereby acknowledges that the execution of this Release is the Executive’s own free and voluntary act and that the only inducement for Executive’s granting this Release is the payment provided for in Section 3.2(b) of the Employment Agreement. The Executive understands and acknowledges that the agreement with the Company constitutes a transaction within the terms of articles 2631 et seq. of the Civil Code of Québec and is made without prejudice and without any admission whatsoever of responsibility, fault or liability on the part of the Company.

3. General.

(a) This Release shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Québec.

(b) This Release shall enure to the benefit of and be binding upon the Executive and the Company and their respective heirs, executors, administrators, legal personal representatives, successors and assigns.

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(c) The parties hereto have requested that this Release be drawn up in the English language. / Les parties ont requis que la présente Quittance soit rédigée en anglais.

BIRKS & MAYORS INC.

By:
Date
Its:

Witness	Date

UNDERSTOOD AND AGREED:

Deborah Nicodemus	Date

Witness	Date

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